Filed Pursuant to Rule 433

Issuer Free Writing Prospectus Dated December 21, 2017

Relating to Preliminary Prospectus dated December 15, 2017

Registration No. 333-217893

LiveXLive Media, Inc.

This free writing prospectus relates to the public offering of common stock of LiveXLive Media, Inc. (the “Company”) and should be read together with the preliminary prospectus dated December 15, 2017 (the “Preliminary Prospectus”) that was included in Amendment No. 5 (“Amendment No. 5”) to the Registration Statement on Form S-1. Terms are used in the manner described in the Preliminary Prospectus. The following information updates the information contained in the Preliminary Prospectus:

We and our officers and directors and certain holders of our common stock, representing in the aggregate over 95% of our capital stock, have agreed with the underwriters that, for a period of 540 days after the date of this prospectus, subject to certain exceptions, we and they will not (1) offer, sell, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition), directly or indirectly, including the filing (or participation in the filing) with the SEC of a registration statement under the Securities Act to register, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock or warrants or other rights to acquire shares of our common stock of which such officer, director or holder is now, and with respect to such officers and directors, may in the future become, the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act), or (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic benefits or risks of ownership of such common stock, securities, warrants or other rights to acquire common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, or (3) publicly disclose the intention to enter into any transaction described in clause (1) or (2) above, except with the prior written consent of JMP Securities LLC.

Upon expiration of the 540-day lock-up period described above, (i) approximately 22.1 million shares of our common stock will be eligible for sale under Rule 144 by our affiliates, subject to the restrictions applicable to our affiliates, and (ii) approximately 20.7 million shares of our common stock will be eligible for sale by our non-affiliates under Rule 144.

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you a copy of the Preliminary Prospectus if you request it by calling JMP Securities LLC at (415) 835-8985 or via email at syndicate@jmpsecurities.com.